MANAGEMENT’S REPORT

MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 25, 2011. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2010.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We have concluded that as of December 31, 2010 our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined by our auditors, KPMG LLP. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The Auditors’ Report outlines the scope of their examination and sets forth their opinion on our financial statements.

The Board of Directors is responsible for approving the consolidated financial statements. The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee. The Audit Committee consists exclusively of independent directors and includes at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities. The Audit Committee has reviewed these financial statements with management and the Independent Registered Public Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

John E. Zahary	Kyungluck Sohn
President and Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
February 25, 2011

INDEPENDENT AUDITORS' REPORT

To the Directors and the Shareholder

We have audited the accompanying consolidated financial statements of Harvest Operations Corp., and subsidiaries which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of income (loss) and comprehensive income (loss), shareholder’s equity and cash flows for the year ended December 31, 2010 and for the period from incorporation on October 9, 2009 to December 31, 2009, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Harvest Operations Corp. and subsidiaries as at December 31, 2010 and 2009, and the results of their operations and their cash flows for the year ended December 31, 2010 and for the period from incorporation on October 9, 2009 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Canada
February 25, 2011

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$18,906	$-
Accounts receivable and other	215,795	180,839
Prepaid expenses and deposits	73,280	15,551
Inventories [Note 5]	75,517	86,819
Fair value of risk management contracts [Note 16]	1,007	-
Future income tax [Note 14]	1,633	-
	386,138	283,209

Long term deposit	12,394	-
Investment tax credits receivable	42,475	-
Property, plant and equipment [Note 6]	4,521,277	4,090,653
Goodwill [Note 1]	404,943	404,943
	$5,367,227	$4,778,805

Liabilities and Shareholder’s Equity
Current liabilities
Bank loan [Note 9]	$-	$428,017
Accounts payable and accrued liabilities [Note 7]	376,635	216,563
Current portion of convertible debentures [Note 11]	-	182,806
Current portion of 7 7/8% senior notes [Note 10]	-	42,921
Fair value deficiency of risk management contracts [Note 16]	7,553	2,052
	384,188	872,359

Bank loan [Note 9]	$11,379	$-
Senior notes [Note 10]	482,389	222,456
Convertible debentures [Note 11]	745,257	748,261
Asset retirement obligations [Notes 7 & 8]	297,105	284,042
Employee future benefits [Note 15]	16,872	17,453
Deferred credit	294	358
Future income tax [Note 14]	178,801	211,188
	2,116,285	2,356,117

Shareholder’s equity
Shareholder’s capital [Note 12]	3,355,350	2,422,688
Deficit	(53,028)	-
Accumulated other comprehensive loss	(51,380)	-
	3,250,942	2,422,688
	$5,367,227	$4,778,805

Commitments and contingencies [Note 18]
See accompanying notes to these consolidated financial statements.
On behalf of the Board of Directors:

William D. Robertson, Director	J. Richard Harris, Director

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

		For the Period from
		Incorporation on
		October 9, 2009 to
	For the Year Ended	December 31, 2009
(thousands of Canadian dollars)	December 31, 2010	[Note 1(b)]
Revenue
Petroleum, natural gas, and refined product sales	$3,956,935	$-
Royalty expense	(154,757)	-
	3,802,178	-

Expenses
Purchased products for processing and resale	2,733,019	-
Operating	486,416	-
Transportation and marketing	15,760	-
General and administrative	46,738	-
Realized losses on risk management contracts [Note 16]	1,808	-
Unrealized gains on risk management contracts [Note 16]	(2,358)	-
Interest and other financing charges on short term debt, net	2,103	-
Interest and other financing charges on long term debt	76,020	-
Depletion, depreciation, amortization and accretion	531,182	-
Currency exchange gain	(3,840)	-
Large corporations tax recovery and other taxes	(212)	-
Future income tax recovery	(39,897)	-
	3,846,739	-
Net loss	(44,561)	-

Other comprehensive loss
Losses on designated hedges, net of tax [Note 16]	(5,020)	-
Change to cumulative translation adjustment	(46,360)	-
Comprehensive loss	$(95,941)	$-

See accompanying notes to these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY

			Accumulated Other
			Comprehensive
(thousands of Canadian dollars)	Shareholder’s Capital	Deficit	Income
At October 9, 2009	$-	$-	$-
Issued for cash
December 22, 2009	2,422,688	-	-
At December 31, 2009	2,422,688	-	-
Issued for cash
January 29, 2010	465,679	-	-
August 20, 2010	47,000	-	-
October 4, 2010	7,128	-	-
October 25, 2010	38,686	-	-
BlackGold acquisition [Note 4]	374,169	(8,467)	-
Losses on designated hedges, net of tax [Note 16]	-	-	(5,020)
Change to cumulative translation adjustment	-	-	(46,360)
Net loss	-	(44,561)	-
At December 31, 2010	$3,355,350	$(53,028)	$(51,380)

See accompanying notes to these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period from
		Incorporation on
		October 9, 2009 to
	For the Year Ended	December 31, 2009
(thousands of Canadian dollars)	December 31, 2010	[Note 1(b)]
Cash provided by (used in)
Operating Activities
Net loss	$(44,561)	$-
Items not requiring cash
Depletion, depreciation, amortization and accretion	531,182	-
Unrealized currency exchange gain	(2,315)	-
Non-cash interest expense and amortization of finance charges	(7,029)	-
Unrealized gains on risk management contracts [Note 16]	(2,358)	-
Future income tax reduction	(39,897)	-
Employee benefit obligation [Note 15]	(581)	-
Other non-cash items	(89)	-
Realized foreign exchange gain on senior note redemptions	(6,438)	-
Settlement of asset retirement obligations [Note 8]	(20,257)	-
Change in non-cash working capital	22,597	-
	430,254	-

Financing Activities
Issue of common shares, net of issue costs	558,493	2,422,688
Bank repayments, net	(406,729)	-
Issue of 6 7/8% senior notes, net of issue costs	495,935	-
Redemptions of 7 7/8% senior notes	(256,931)	-
Redemptions of convertible debentures	(180,193)	-
Change in non-cash working capital	1,952	-
	212,527	-

Investing Activities
Additions to property, plant and equipment	(475,249)	-
Business acquisition	(23,400)	(2,422,688)
Property acquisitions, net of dispositions	(152,861)	-
Construction advance [Note 18e]	(31,141)	-
Acquisition deposit [Note 19]	(40,000)	-
Change in non-cash working capital	93,331	-
	(629,320)	(2,422,688)

Change in cash and cash equivalents	13,461	-

Effect of exchange rate changes on cash	5,445	-

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$18,906	$-

Interest paid	$66,917	$-
Large corporation tax and other tax received, net	$(212)	$-

See accompanying notes to these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2010 and for the period from incorporation on October 9, 2009 to December 31, 2009
(tabular amounts in thousands of Canadian dollars)

1.	Nature of Operations and Structure of the Company

(a) Nature of Operations

Harvest Operations Corp. is an integrated energy company with petroleum and natural gas operations focused on the operation and further development of assets in western Canada including the BlackGold oil sands asset (“upstream operations”) and a medium gravity sour crude hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“downstream operations”).

(b) Structure of the Company

On December 22, 2009, KNOC Canada Ltd. (“KNOC Canada”), a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”), acquired all of the issued and outstanding trust units of Harvest Energy Trust (the “Trust”) for $10.00 per unit. The acquisition of all the issued and outstanding trust units of the Trust resulted in a change of control in which KNOC Canada became the sole equity owner of the Trust.

The aggregate consideration for the acquisition of the Trust consists of the following:

Amount
Cash paid to Trust unitholders	$1,822,688
Repayment of debt	600,000
$2,422,688

This acquisition was accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at fair value with the excess of the consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the consideration to the fair value of the Trust’s assets and liabilities:

Amount
Property, plant and equipment	$4,090,653
Inventories	86,819
Goodwill	404,943
Net working capital (deficiency)	(20,531)
Total debt	(1,624,461)
Asset retirement obligations	(284,042)
Future income tax liability	(211,188)
Funding deficiency of pension and other benefit plans	(17,453)
Fair value of risk management contract	(2,052)
$2,422,688

On May 1, 2010, an internal reorganization was completed pursuant to which the Trust was dissolved and the Trust’s wholly owned subsidiary and manager of the Trust, Harvest Operations Corp., was amalgamated with KNOC Canada to continue as one corporation under the name Harvest Operations Corp (“Harvest” or the “Company”). The recorded amounts of Harvest’s assets and liabilities were determined from the existing carrying values of KNOC Canada’s assets and liabilities.

KNOC Canada was incorporated on October 9, 2009 and did not have any results from operations or cash flows in the period from October 9, 2009 to the acquisition date of December 22, 2009 aside from capital injections from Korea National Oil Corporation to finance the purchase of the Trust.

CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the Trust and the subsequent reorganization occurred on January 1, 2009:

	Year Ended 31, 2009
				Pro Forma
	Harvest	Pro Forma		Harvest
(thousands of Canadian dollars)	Energy Trust	Adjustments	Notes	Operations Corp.
Revenue
Petroleum, natural gas, and refined product sales	$3,267,945			$3,267,945
Royalty expense	(128,860)			(128,860)
	3,139,085			3,139,085
Expenses
Purchased products for processing and resale	2,015,671	-		2,015,671
Operating	500,586	(47,488)	(e)	453,098
Transportation and marketing	26,237	-		26,237
General and administrative	38,045	-		38,045
KNOC acquisition costs	18,393	-		18,393
Realized gains on risk management contract	(62,803)	-		(62,803)
Unrealized net losses on risk management contract	37,904	-		37,904
Interest and other financing charges on short term debt, net	8,896	(9,214)	(b)(c)	(318)
Interest and other financing charges on long term debt	110,943	(33,066)	(b)(c)	77,877
Depletion, depreciation, amortization and accretion	527,579	24,992	(a)	552,571
Goodwill impairment	884,077	(884,077)	(d)	-
Currency exchange gains	(2,265)	-		(2,265)
Large corporations tax (recovery) and other tax	(509)	-		(509)
Future income tax (reduction )	(28,035)	31,917	(f)	3,882
	4,074,719	(916,936)		3,157,783
Net income (loss)	(935,634)	916,936		(18,698)
Other comprehensive income
Change to cumulative translation adjustment	(172,058)	18,942	(g)	(153,116)
Comprehensive income (loss)	$(1,107,692)	$935,878		$(171,814)

The following are summaries of the significant pro forma adjustments:

a)	Additional depletion, depreciation, amortization and accretion based on the fair value adjustments to property, plant, and equipment.
b)	Adjustment of the interest and other financing charges to reflect the estimated carrying cost of the debt assumed on acquisition.
c)

The terms of the credit facility were amended on December 22, 2009 and again on April 30, 2010. Pro forma adjustments were made to adjust interest expense to apply the revised terms from the beginning of January 1, 2009.

d)	Reversal of goodwill impairment expense recorded by the Trust.
e)	Operating expense was adjusted to reflect Harvest’s capitalization policy on turnaround and catalyst costs.
f)	Taxes have also been adjusted for the effect of the items discussed.
g)	Change to cumulative translation adjustment has been adjusted for the effect of the above items.

CONSOLIDATED FINANCIAL STATEMENTS

2.	Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

(a)	Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation.

(b)	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded in the purchase price equations and for depletion, depreciation, amortization and accretion expense, asset retirement obligations, fair value of risk management contracts, employee future benefits, income taxes and amounts used in the impairment tests for goodwill, inventory and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future refined product prices, future interest and currency exchange rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be material.

(c)	Revenue Recognition

Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Concurrent with the recognition of revenue from the sale of refined products and included in purchased products for resale and processing are associated transportation charges. Revenues for retail services are recorded when the services are provided.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. Prices are set biweekly using a price adjustment formula based on an allowable premium with an interruption formula. The full effect of rate regulation is reflected in the product sales revenue as recorded by Harvest.

(d)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and investments with a maturity date of three months or less and are recorded at fair value.

(e)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of inventory are determined using the weighted average cost method. The valuation of inventory is reviewed at the end of each month. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The reversal is limited to the amount of the original write-down. The costs of parts and supplies inventories are determined under the average cost method.

(f)	Joint Interest and Partnership Accounting

The subsidiaries of Harvest conduct substantially all of their petroleum and natural gas production activities through joint interests and through partnerships. The consolidated financial statements reflect only Harvest’s proportionate interests in such activities.

CONSOLIDATED FINANCIAL STATEMENTS

(g)	Property, Plant, and Equipment

Upstream Operations

Harvest follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Major capital maintenance projects are capitalized but general maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income.

Proceeds from the sale of petroleum and natural gas properties are applied against capital costs. Gains and losses are not recognized on the disposition of petroleum and natural gas properties unless that disposition would alter the rate of depletion and depreciation by 20% or more.

Provision for depletion and depreciation of petroleum and natural gas assets is calculated using the unit-of-production method, based on proved reserves net of royalties as evaluated by independent petroleum engineers. The cost basis used for the depletion and depreciation provision is the capitalized costs of petroleum and natural gas assets including undeveloped property plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of petroleum, reflecting the approximate relative energy content.

Harvest places a limit on the aggregate carrying amount of property, plant and equipment associated with petroleum and natural gas activities which may be amortized to depletion and depreciation in future periods. Impairment is recognized when the carrying amount of the petroleum and natural gas assets exceeds the sum of the undiscounted future cash flows expected from the proved reserves.

To recognize impairment, Harvest would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves using the risk-free discount rate. Any excess carrying amount above the net present value of Harvest’s future cash flows would be a permanent impairment and reflected as a charge to net income for the period. Present value of cash flows are calculated based on future price estimates, adjusted for Harvest’s contractual arrangements related to pricing and quality differentials.

The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test. An impairment of unproved properties is recognized when the cost base exceeds the fair value determined by a reference to market prices, historical experience or a third party independent evaluation.

The BlackGold oil sands central processing facility is expected to be completed in the fourth quarter of 2012. BlackGold assets have been excluded from the provision for depletion and depreciation and are tested separately for impairment.

Downstream Operations

Property, plant and equipment related to the refining assets are recorded at cost. Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below. Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts	2 – 8 years
Tugs	25 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

General maintenance and repair costs, including major maintenance activities, are expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs are capitalized. Improvements that increase or prolong the service life or capacity of an asset are capitalized.

CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment related to refining assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Property, plant and equipment related to refining assets are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If property, plant and equipment related to refining assets are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows.

(h)	Capitalized Interest

Interest on major development projects are capitalized until the project is complete using the weighted-average interest rate on all of Harvest’s borrowings.

(i)	Goodwill

Goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. Goodwill is carried at cost less impairment and is not amortized. The carrying amount of goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in an impairment. The goodwill impairment test is a two-step test. In the first step, the carrying amount of the assets and liabilities, including goodwill, is compared to the fair value of the reporting unit. The fair value of a reporting unit is determined by calculating the present value of the expected future cash flows from the reporting unit. If the fair value is less than the carrying amount of the reporting unit, a potential impairment of goodwill may exist requiring the second test to be performed. Impairment is measured by allocating the fair value of the reporting unit, as determined in the first test, over the fair value of the identifiable assets and liabilities. The excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities represents the fair value of goodwill. The excess of the book value of goodwill over this implied fair value is then recognized as an impairment and charged to income in the period in which it occurs.

(j)	Asset Retirement Obligations

Harvest recognizes the fair value of any asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a credit-adjusted risk free discount rate to estimate this fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under “Property, Plant and Equipment”. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(k)	Income Taxes

Harvest follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(l)	Employee Future Benefits

Harvest’s downstream operations maintains a defined pension benefit plan and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses. The cost of providing the defined pension benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service. Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and requires contributions to the plans be made based on independent actuarial valuation. Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet. For the purpose of calculating the expected return on assets, the fair value of the plan assets is used.

CONSOLIDATED FINANCIAL STATEMENTS

The defined benefit plans provide benefits based on length of service and the best five years of the last ten years’ average earnings. There is no recognition or amortization of actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans. Actuarial gains and losses over 10% are amortized over the average remaining service period of the plan participants. Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately. Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

(m)	Currency Translation

Monetary assets and liabilities denominated in a currency other than Canadian dollars are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in a foreign currency are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

Harvest’s investment in its downstream operations, which is considered a self-sustaining operation with a U.S. dollar denominated functional currency, is translated using the current rate method. Gains and losses resulting from this translation are recorded in other comprehensive income with the cumulative translation adjustments reported in accumulated other comprehensive income.

(n)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated balance sheet when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability.

The Company initially measures all financial instruments at fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables. Financial liabilities are classified as held for trading or other financial liabilities.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as either held-to-maturity or loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair values with changes in those fair values recognized in other comprehensive income. The Company has not designated any financial assets or financial liabilities upon initial recognition as held for trading.

Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. For transaction costs that are directly attributable to the acquisition or issuance of financial instruments not classified as held for trading, they are included in the costs of the financial instruments upon initial recognition.

Harvest assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

CONSOLIDATED FINANCIAL STATEMENTS

(o)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in net income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

At the inception of a hedge relationship, Harvest formally designates and documents the hedge relationship to which the Company intends to apply hedge accounting. The designation document includes the risk management objective and strategy for undertaking the hedge, the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedge effectiveness. Upon designation and at each reporting date, Harvest assesses hedge effectiveness by comparing the changes in the hedging instrument’s fair value and the changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Only if such hedges are highly effective in achieving offsetting changes in fair value or cash flows will Harvest continue to apply hedge accounting.

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, while any ineffective portion is recognized immediately in net income. Amounts recognized in other comprehensive income are transferred to the income statement when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non-financial asset or non- financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to net income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction affects net income.

(p)	Investment Tax Credits

Harvest is entitled to certain investment tax credits on qualifying manufacturing expenditures relating to its downstream operations. These credits are recorded as a reduction of the related expense or as a reduction of the cost of the related asset. The benefits are recognized when the Company has complied with the terms and conditions of applicable tax legislation provided there is reasonable assurance of realization.

3.	New Accounting Policies

Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA Handbook Section 1582 ‘‘Business Combinations’’ is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a material effect on the way the Company accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 ‘‘Consolidated Financial Statements’’ and 1602 ‘‘Non-Controlling Interests’’. These standards require non-controlling interests to be presented as part of Shareholder’s Equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling and non-controlling interests. These standards will be effective January 1, 2011, with early adoption permitted. Harvest has not elected to early adopt these standards. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“ASB”) announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (“IFRS”) commencing January 1, 2011 which will require comparative IFRS information for the 2010 year end. Harvest will begin reporting under IFRS for the periods starting from January 1, 2011.

CONSOLIDATED FINANCIAL STATEMENTS

4.	Acquisitions

	(a)	Petroleum and natural gas assets

On September 30, 2010, Harvest acquired a package of petroleum and natural gas assets which included the remaining 40% interest in Red Earth Partnership for total cash consideration of $146.2 million. As a result of the acquisition, $161.3 million was added to property, plant and equipment, $7.4 million to asset retirement obligations and $7.7 million to future income tax liability. The operating results of the acquired assets were included in the consolidated financial statements commencing on the acquisition date.

	(b)	BlackGold Oil Sands Project

On August 6, 2010, Harvest closed the acquisition of the BlackGold oil sands project (“BlackGold”) from KNOC for $374 million, representing the fair value of the oil and gas assets acquired as determined by an independent valuation. The acquisition was financed with the issuance of shares to KNOC. As KNOC is the sole shareholder of Harvest, they will be retaining control over BlackGold. Given there is no substantive change in the ownership interest of the BlackGold assets, these assets have been recorded by Harvest at the carrying values as previously recorded by KNOC.

The following amounts were added to Harvest’s balance sheet at August 6, 2010:

Amount ($000's)

Current assets	500
Property, plant and equipment	365,212
Long-term liabilities	(10)
Common shares	(374,169)
Deficit	8,467

KNOC has injected $85.7 million of capital for further development of the BlackGold assets since August 6, 2010.

5.	Inventories

	December 31, 2010	December 31, 2009
Petroleum products
Upstream – pipeline fill	$1,010	$1,183
Downstream	70,586	81,240
	71,596	82,423
Parts and supplies	3,921	4,396
Total inventories	$75,517	$86,819

For the year ended December 31, 2010, Harvest recognized inventory impairments of $2.4 million in its downstream operations. Such write-down and recoveries amounts are included as costs in “Purchased products for processing and resale” in the consolidated statements of income (loss).

6.	Property, Plant and Equipment

	December 31, 2010			December 31, 2009
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$3,955,539	$1,079,478	$5,035,017	$2,976,911	$1,113,742	$4,090,653
Accumulated depletion and depreciation	(435,239)	(78,501)	(513,740)	-	-	-
Net book value	$3,520,300	$1,000,977	$4,521,277	$2,976,911	$1,113,742	$4,090,653

General and administrative costs of $14.6 million and borrowing costs of $0.4 million have been capitalized in upstream property, plant and equipment during year ended December 31, 2010. Capitalized borrowing costs relate to the BlackGold oil sands project.

CONSOLIDATED FINANCIAL STATEMENTS

All costs, except those associated with major spare parts inventory, assets under construction and major development projects, are subject to depletion, depreciation and amortization at December 31, 2010 including future development costs of $533.2 million. At December 31, 2010 the following costs were excluded from the asset base subject to depreciation, depletion and amortization: Downstream major parts inventory of $6.8 million, downstream assets under construction of $68.8 million and upstream BlackGold oil sands project assets of $385.3 million. For the year ended December 31, 2010, an investment tax credit of $42.7 million was applied against downstream assets.

The petroleum and natural gas future prices used in the impairment test for petroleum and natural gas assets were obtained from third party engineers and accepted by management. Based on these assumptions, the undiscounted future net revenue from Harvest’s proved reserves exceeded the carrying amount of its petroleum and natural gas assets as at December 31, 2010 and 2009, and therefore no impairment was recorded in either of the periods ended on these dates.

Benchmark prices and U.S.$/Cdn.$ exchange rate assumptions reflected in the impairment test as at December 31, 2010 were as follows:

	WTI Oil(1)	Currency	Edmonton Light Crude Oil(1)	AECO Gas(1)
Year	(US$/barrel)	Exchange Rate	(CDN$ barrel)	(CDN$/MMBtu)
2011	85.00	0.975	84.20	4.25
2012	87.70	0.975	88.40	4.90
2013	90.50	0.975	91.80	5.40
2014	93.40	0.975	94.80	5.90
2015	96.30	0.975	97.70	6.35
Thereafter (escalation)	2%	0%	2%	2%

(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to Harvest.

7.	Accounts Payable and Accrued Liabilities

	December 31, 2010	December 31, 2009
Trade accounts payable	$146,223	$71,309
Accrued interest	18,481	16,530
Other accrued liabilities	195,783	117,538
Current portion of asset retirement obligations	16,148	11,186
Total	$376,635	$216,563

8.	Asset Retirement Obligations

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,242 million which will be incurred between 2011 and 2070. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations. A reconciliation of the asset retirement obligations is provided below:

	December 31, 2010	December 31, 2009
Balance, beginning of year	$295,228	$277,318
Incurred on business acquisition of a private corporation	-	1,411
Liabilities incurred	1,623	1,351
Revision of estimates	1,724	7,219
Net liabilities acquired (settled) through acquisition (disposition)	9,694	(2,538)
Liabilities settled	(20,257)	(14,270)
Accretion expense	25,241	24,737
Balance, end of year(1)	$313,253	$295,228

(1) Current portion of the asset retirement obligation is included in accounts payable and accrued liabilities [Note 7]

Harvest has undiscounted asset retirement obligations of approximately $14.9 million (2009 – $14.9 million) relating to the refining and marketing assets. The fair value of this obligation cannot be reasonably determined because the timing of retiring the assets is uncertain.

CONSOLIDATED FINANCIAL STATEMENTS

9.	Bank Loan

At the time of the purchase of the Trust by KNOC Canada on December 22, 2009, the Trust had renegotiated a temporary credit facility of $600 million with the maturity date of April 30, 2010. On April 30, 2010, Harvest entered into an amended and extended credit facility maturing April 30, 2013 and the facility was reduced from $600 million to $500 million. Harvest continues to pay a floating interest rate plus a risk premium that changes based on the Company’s secured debt (excluding 6 7/8% senior notes and convertible debentures) to earnings before interest, taxes, depletion, amortization and other non-cash items (“EBITDA”) ratio. The minimum rate charged on the credit facility is 200 bps over bankers’ acceptance rates as long as Harvest’s secured debt to EBITDA ratio remains below or equal to one. In addition, the credit facility requires standby fees on undrawn amounts.

The credit facility is secured by a first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the downstream operation’s refinery assets. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to shareholders of an amount greater than EBITDA minus capital expenditures by Harvest and its subsidiaries. In addition, the capacity under this facility is limited to an amount as outlined in the limitations on liens covenant of the 6 7/8% senior notes described in Note 10 and availability is subject to the following quarterly financial covenants:

	Covenant	As at December 31, 2010
Senior debt(1) to EBITDA	3.0 to 1.0 or less	0.06
Total debt(2) to EBITDA	3.5 to 1.0 or less	2.39
Senior debt(1) to Capitalization(3)	50% or less	1%
Total debt(2) to Capitalization(3)	55% or less	31%

(1) Senior debt consists of letters of credit, bank debt and guarantees.
(2) Total debt consists of secured debt and convertible debentures and notes.
(3) Capitalization consists of total debt and shareholders’ equity.

Harvest’s bank debt is recorded net of transaction costs. At December 31, 2010, $14 million (2009 - $428 million) was drawn from the $500 million (2009 - $600 million) available under the credit facility

10.	Senior Notes

On October 14, 2004, Harvest issued US$250 million of 7 7/8% senior notes for cash proceeds of $312 million. On September 17, 2010, Harvest issued an Offer To Purchase And Consent Solicitation Statement (the “Offer”) to purchase all of the outstanding 7 7/8% senior notes and solicit consent for amendments of the related indenture. Harvest offered US$983.50 for each US$1,000 principal amount of notes tendered; in addition, for consent to the amendments of the indenture a payment of US$20.00 was offered for each US$1,000 principal amount of notes tendered by September 30, 2010. On October 4, 2010, all conditions of the tender offer were met and Harvest accepted the offer and redeemed US$178.3 million of the US$209.6 million principal amount outstanding for total consideration of $179.0 million. On October 19, 2010, Harvest redeemed the remaining US$31.3 million senior notes at par under the terms of the amended indenture.

On October 4, 2010, Harvest completed an offering of US$500 million principal amount of 6 7/8% senior notes for net cash proceeds of US$484.6 million. The 6 7/8% senior notes are unsecured, incur interest payments semi-annually on April 1 and October 1 each year, mature on October 1, 2017 and are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries that guarantee the revolving credit facility and every future restricted subsidiary that guarantees certain debt. Prior to maturity, the notes are redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus a make-whole redemption premium and accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

CONSOLIDATED FINANCIAL STATEMENTS

There are also covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional secured indebtedness may not exceed the greater of $1.0 billion and 15% of total assets as outlined in the limitation on liens covenant. In addition, the covenants of the senior notes limit the amount of restricted payments, including dividends to our shareholders, should our defined leverage ratio, be greater than 2.50 to 1. No dividend was paid during the year ended December 31, 2010.

11.	Convertible Debentures

Harvest has a series of convertible unsecured subordinated debentures outstanding (the “convertible debentures”). Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series.

As a result of the Trust’s acquisition, the debentures are no longer convertible into units but investors would receive $10.00 for each unit notionally received based on each series conversion rate. Because every series of debentures carry a conversion price that exceeds $10.00 per unit, it is assumed that no investor would exercise their conversion option. The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. With the exception of the 7.50% debentures due 2015, Harvest may redeem the debentures at par after the second redemption period. Any redemption will include accrued and unpaid interest at such time.

The following table lists a summary of the outstanding convertible debentures at December 31, 2010:

Conversion price
Series	/ share	Maturity	First redemption period	Second redemption period
6.40% Debentures Due 2012	$ 46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25% Debentures Due 2013	$ 32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11
7.25% Debentures Due 2014	$ 27.25	Feb. 28, 2014	Mar. 1/10-Feb. 28/11	Mar. 1/11-Feb. 29/12
7.50% Debentures Due 2015	$ 27.40	May 31, 2015	Jun. 1/11-May 31/12	Jun. 1/12-May 31/13

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	December 31, 2010			December 31, 2009
		Carrying			Carrying
	Face Value	Amount	Fair Value	Face Value	Amount	Fair Value
6.50% Debentures Due 2010	-	-	-	37,062	37,562	37,562
6.40% Debentures Due 2012	106,796	107,544	108,291	174,626	176,460	176,460
7.25% Debentures Due 2013	330,548	334,804	339,142	379,256	385,703	385,703
7.25% Debentures Due 2014	60,050	60,851	61,912	73,222	74,467	74,467
7.50% Debentures Due 2015	236,579	242,058	248,763	250,000	256,875	256,875
	$733,973	$745,257	$758,108	$914,166	$931,067	$931,067

The “change of control” provision included within the convertible debentures’ indentures required Harvest to make an offer to purchase 100% of the outstanding convertible debentures for cash consideration of 101% of the principal amount thereof plus accrued and unpaid interest. Harvest made these offers on January 20, 2010 and by March 4th all of the offers had expired. The following redemptions were made:

6.50% Debentures due 2010 – $13.3 million principal amount tendered, with the remaining principal balance of $23.8 million maturing on December 31, 2010
6.40% Debenture due 2012 – $67.8 million principal amount tendered leaving a principal balance of $106.8 million outstanding
7.25% Debentures due 2013 – $48.7 million principal amount tendered leaving a principal balance of $330.5 million outstanding
7.25% Debentures due 2014 – $13.2 million principal amount tendered leaving a principal balance of $60.1 million outstanding
7.50% Debentures due 2015 – $13.4 million principal amount tendered leaving a principal balance of $236.6 million outstanding

CONSOLIDATED FINANCIAL STATEMENTS

12.	Shareholder’s Capital

(a)      Authorized

The authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

(b)      Number of Common Shares Issued

Outstanding at October 8, 2009	-
Common share issue to KNOC on incorporation at $1 per share	1
Common shares issued to KNOC at $10.00 per share to fund the Trust acquisition	242,268,801
Outstanding at December 31, 2009	242,268,802
Common shares issued to KNOC at $10.00 per share to fund debt repayment	46,567,852
Common shares issued to KNOC at $10.00 per share for BlackGold consideration [Note 4]	37,416,913
Common shares issued to KNOC at $10.00 per share to fund BlackGold project development [Note 4]	8,568,600
Common shares issued to KNOC at $10.00 per share to fund Global Technology & Research
Centre development	712,880
Outstanding at December 31, 2010	335,535,047

13.	Capital Structure

Harvest considers its capital structure to include its credit facilities, senior notes, convertible debentures and shareholder’s equity.

	December 31, 2010	December 31, 2009
Bank debt (1)	$14,000	$428,017
6 7/8% Senior Notes (2)	497,300	-
7 7/8% Senior Notes (2)	-	262,750
Principal amount of convertible debentures	733,973	914,166
Total Debt	1,245,273	1,604,933
Shareholder’s equity	3,250,942	2,422,688
Total capitalization	$4,496,215	$4,027,621

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future growth. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the following non-GAAP financial ratios: bank debt to twelve month trailing EBITDA; secured debt to net present value of the Company’s proved petroleum and natural gas reverses discounted at 10%; and total debt to total debt plus shareholder’s equity. These ratios are also included in the externally imposed capital requirements per the Company’s credit facility, senior notes and convertible debentures. Harvest was in compliance with all debt covenants at December 31, 2010.

14.	Income Taxes

The future income tax (“FIT”) provision reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities of the legal entities of Harvest and their corresponding income tax bases. Changes in the temporary differences are reflected in FIT expense (recovery).

As KNOC Canada acquired the Trust, the opening FIT liability is calculated as part of the purchase price allocation recorded at that date. The opening FIT liability of $211.2 million represents a tax liability based on the excess book over tax value of net assets and the related tax impact is calculated at corporate tax rates applicable to the relevant provinces.

CONSOLIDATED FINANCIAL STATEMENTS

At the end of the year ended December 31 2010, Harvest had a net FIT liability of $177.2 million comprised of a $80 million (2009 – $112.5 million) FIT liability for the downstream corporate entities and $97.2 million (2009 – $98.7 million) FIT liability for the upstream entities.

FIT liability (asset)
Opening FIT Liability, January 1, 2010 (from PPA)	$211,188
Ending FIT Liability, net December 31, 2010	177,168
(34,020)
Consists of:
FIT recovery for period ended December 31, 2010	(39,897)
FIT liability associated with partnership acquisition	7,709
FIT recovery associated with the effective portion of hedge accounting	(1,832)
Total	(34,020)

The provision for future income taxes varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported income before taxes as follows:

For the year ended
December 31, 2010
Loss before taxes	$(84,670)
Combined Canadian Federal and Provincial statutory income tax rate	28.25%
Computed income tax recovery at statutory rates	(23,919)
Increased recovery resulting from the following:
Difference between current and expected tax rates	(11,639)
Non-taxable portion of capital gain	(2,997)
Non-deductible expenses and other	(1,342)
FIT recovery	$(39,897)

The components of the FIT liability (asset) are as follows:

	December 31, 2010	December 31, 2009
Net book value of petroleum and natural gas assets in excess of tax pools	$563,247	$559,063
Asset retirement obligation	(79,664)	(75,784)
Net unrealized gains related to risk management contracts and currency exchange positions – current	(1,633)	(3,248)
Net unrealized losses related to risk management contracts and currency exchange positions – long-term	1,643	6,681
Non-capital loss carry forwards for tax purposes	(303,116)	(274,067)
Deferral of taxable income in partnership		681
Future employee retirement costs	(3,542)	(2,094)
Working capital and other items	233	(44)
FIT liability, net	$177,168	$211,188

CONSOLIDATED FINANCIAL STATEMENTS

The expiry dates on the consolidated non-capital losses and downstream operations’ ITC are as follows:

	Non-capital	Investment tax
Year of Expiry	losses	credits
2013	$9,768	$-
2014	40,411	-
2018	-	1,932
2019	-	3,753
2020	-	3,042
2021	-	2,976
2022	-	3,850
2023	366	5,792
2024	902	3,346
2025	97,444	5,533
2026	40,698	1,701
2027	449,517	3,356
2028	344,376	3,561
2029	110,572	1,616
2030	249,061	2,017
	$1,343,115	$42,475

15.	Employee Future Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions are as follows:

	December 31, 2010		December 31, 2009
		Other		Other
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Discount rate	5.25%	5.25%	5.5%	5.5%
Expected long-term rate of return on plan assets	7.0%	-	7.0%	-
Rate of compensation increase	3.5%	-	3.5%	-
Employee contribution of pensionable income	6.0%	-	6.0%	-
Annual rate of increase in covered health care benefits	-	8%	-	9.0%
Expected average remaining service lifetime (years)	12.0	10.3	12.2	10.5

The assets of the defined benefit plan are invested and maintained in the following asset mix:

	December 31, 2010	December 31, 2009

Bonds/fixed income securities	32%	31%
Equity securities	68%	69%

Total cash payments for employee future benefits, consisting of cash contributed by Harvest to the pension plans and other benefit plans was $3.9 million for the year ended December 31, 2010; expected contributions in 2011 are $3.4 million for the pension plans and $0.3 million for the other benefit plan.

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans were subject to an actuarial valuation on December 31, 2010, and the next valuation report will be as at December 31, 2011. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2010.

CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2010
	Pension Plans	Other Benefit Plans

Employee benefit obligation, beginning of year	$56,476	$7,047
Current service costs	2,189	291
Interest	3,258	397
Actuarial losses	3,776	593
Benefits paid	(1,908)	(427)
Employee benefit obligation, end of year	63,791	7,901

Fair value of plan assets, beginning of year	46,070	-
Actual return on plan assets	2,034	-
Employer contributions	3,605	257
Employee contributions	1,526	170
Benefits paid	(1,908)	(427)
Fair value of plan assets, end of year	51,327	-
Funded status - deficit	$(12,464)	$(7,901)
Unamortized net actuarial losses	3,493	-
Carrying amount	$(8,971)	$(7,901)

	December 31, 2010	December 31, 2009
Summary:
Pension plans	$8,971	$10,406
Other benefit plans	7,901	7,047
	$16,872	$17,453

Estimated pension and other benefit payments to plan participants which reflect expected future service, expected to be paid from 2011 to 2020, are as follows:

	Pension Plans	Other Benefit Plans

2011	$1,930	$520
2012	2,147	732
2013	2,421	875
2014	2,891	1,060
2015	3,277	1,248
2016 to 2020	23,963	10,519
Total	$36,629	$14,954

The table below shows the components of the net benefit plan expense:

	Year ended December 31, 2010
	Pension Plans	Other Benefit Plans

Current service cost	$2,189	$291
Interest costs	3,258	397
Expected return on assets	(3,277)	-
Amortization of net actuarial losses	-	423
Net benefit plan expense	$2,170	$1,111

A 1% change in the expected health care cost trend rate would have the following impacts as at December 31, 2010:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$1	$(2)
Impact on projected benefit obligation	5	(5)

CONSOLIDATED FINANCIAL STATEMENTS

16.	Financial Instruments

(a)           Fair Values

Financial instruments of Harvest consist of accounts receivable, accounts payable and accrued liabilities, bank loan, risk management contracts, convertible debentures and the senior notes.

The carrying value and fair value of these financial instruments at December 31, 2010 are disclosed below by financial instrument category, as well as any related gains or losses and interest income or expense for the year ended December 31, 2010:

2010
					Interest		Other
	Carrying		Gain /		Income /		Comprehensive
	Value	Fair Value	(Losses)		(Expense)		Income (Loss)
Financial Assets
Loans and Receivables
Accounts receivable	$215,795	$215,795	$-		$108	(3)	$-
Held for Trading
Fair value of risk management contracts	1,007	1,007	1,252	(4)	-		-
Total Financial Assets	216,802	216,802	1,252		108		-
Financial Liabilities

Held for Trading
Fair value of risk management contracts	7,553	7,553	(702	)(4)	-		(5,020	)(6)
Measured at Amortized Cost
Accounts payable and accrued liabilities	360,487	360,487	-		-		-
Bank loan	11,379	14,000	-		(5,696)		-
7 7/8% senior notes(1)	-	-	-		(11,992)		-
6 7/8% senior notes(2)	482,389	507,246	-		(8,905)		-
Convertible debentures	745,257	758,108	-		(51,530)		-
Total Measured at Amortized Costs	1,599,512	1,639,841	-		(78,123	)(5)	(5,020)
Total Financial Liabilities	$1,607,065	$1,647,394	$(702)		$(78,123)		$(5,020)

(1)	The face value of the 7 % Senior Notes at December 31, 2010 is $nil (December 31, 2009 - $262.8 million or US$250 million).
(2)	The face value of the 6 7/8% Senior Notes at December 31, 2010 is $497.3 million or US$500 million (December 31, 2009 - $nil).
(3)	Included in petroleum, natural gas, and refined product sales in the statement of income and comprehensive income.
(4)	Included in risk management contracts - realized and unrealized gains (losses) in the statement of income and comprehensive income.
(5)	Included in interest and other financing charges on short term/long term debt in the statement of income and comprehensive income; net of capitalized interests.
(6)	Net of deferred tax of $1.8 million

Due to the KNOC acquisition, the carrying value of all financial assets and financial liabilities was equal to the fair value at December 31, 2009.

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs include foreign exchange contracts and financial commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

The fair values of the risk management contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

CONSOLIDATED FINANCIAL STATEMENTS

The fair values of the convertible debentures and the senior notes are based on quoted market prices as at December 31, 2010. The fair value of the bank loan approximates to the carrying value (excluding deferred financing charges) as the bank loan bears floating market rates. The carrying value of the bank loan includes $2.6 million of deferred financing charges at December 31, 2010. Due to the short term maturities of accounts receivable, deposits and accounts payable and accrued liabilities, their carrying values approximate their fair values.

Harvest’s financial assets and liabilities recorded at fair value have been classified according to the following hierarchy based on the amount of observable inputs used to value the instrument:
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

Harvest’s cash and cash equivalents and risk management contracts have been assessed on the fair value hierarchy described above. Cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. During the year ended December 31, 2010, there were no transfers among Levels 1, 2 and 3.

(b) Risk Management Contracts

Harvest purchases electricity for consumption in its facilities. As a result, the Company is exposed to electricity price volatility. Harvest uses electricity price swap contracts to manage some of its price risk exposures. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases. The total realized loss and unrealized gain recognized in the consolidated statement of income relating to the electricity price swap contracts was $1.8 million and $3.1 million respectively.

Harvest is exposed to fluctuations in crude prices relating to its petroleum sales. The Company enters into crude oil swap contracts to reduce the volatility of cash flows from some of its forecast sales The swaps were designated as cash flow hedges and are entered into for periods consistent with the forecast petroleum sales. The effective portion of the unrealized loss of $5.0 million (net of deferred tax asset of $1.8 million) was included in other comprehensive income for the year ended December 31, 2010. The amount removed from accumulated other comprehensive income during the period and included in petroleum, natural gas, and refined product sales was $nil for the year ended December 31, 2010. The Company expects that the $5.0 million of losses reported in accumulated other comprehensive income will be released to net income within the next 12 months. The ineffective portion of the cash flow hedges recognized in the consolidated income statement for the year ended December 31, 2010 was $0.7 million.

The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2010:

Contracts not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
30 MWh	Electricity price swap contracts	Jan - Dec 2011	Cdn $46.87	$ 1,007

Contracts Designated as Hedges
Contract quantity	Type of Contract	Term	Contract Price	Fair value
8200 bbls/day	Crude oil price swap contract	Jan - Dec 2011	US $91.23/bbl	$ (7,553)

CONSOLIDATED FINANCIAL STATEMENTS

(c)	Risk Exposures

Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and price risk management contracts and to liquidity risk relating to the Company’s debt.

(i.)	Credit Risk

Upstream Accounts Receivable

Accounts receivable in Harvest’s upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings; however, if external ratings are not available, Harvest requests a guarantee from the parent company that does have a credit rating. If this is not possible, Harvest performs an internal credit review based on the purchaser’s past financial performance. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

Risk Management Contract Counterparties

Harvest is exposed to credit risk from the counterparties to its risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facilities; Harvest has no history of losses with these counterparties.

Downstream Accounts Receivable

The supply and offtake agreement exposes Harvest to the credit risk of Vitol Refining S.A. (“Vitol”) as all feedstock purchases and the majority of product sales are made with Vitol. Pursuant to the agreement, Vitol is required to maintain a minimum B+ credit rating as assessed by Standard and Poor’s Rating Services. If the credit rating falls below this line, additional security is required to be supplied to Harvest. This credit risk is also mitigated by the amounts owing to Vitol for feedstock purchases that are offset against amounts receivable from Vitol for product sales with the balance being net settled. Harvest is in a net payable position with Vitol at December 31, 2010 accordingly the outstanding balance is included in current trade accounts payable in the liability liquidity table.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2010 is the carrying value of accounts receivable. The table below provides an analysis of Harvest’s current financial assets and the age of its past due but not impaired financial assets by type of credit risk.

			Overdue AR
			> 30 days,	> 60 days,
	Current AR	< 30 days	< 60 days	< 90 days	> 90 days
Upstream accounts receivable	$119,853	$662	$283	$824	$8,891
Downstream accounts receivable	79,340	4,503	845	312	283
Total	$199,193	$5,165	$1,128	$1,136	$9,174	(1)

(1) Includes a $4.1 million allowance for doubtful accounts.

CONSOLIDATED FINANCIAL STATEMENTS

(ii.)	Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s borrowings under its credit facilities, convertible debentures and 6 7/8% senior notes. This risk is mitigated by managing the maturity dates on the Company’s obligations, complying with covenants and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement eliminating the requirement for margin calls and the pledging of collateral.

The following table provides an analysis of Harvest’s financial liability maturities based on the remaining terms of its liabilities as at December 31, 2010 and includes the related interest charges:

		>1 year	>4 years
	<1 year	<3 years	<5 years	>5 years	Total
Trade accounts payable and accrued liabilities	$342,006	-	-	-	$342,006
Settlement of risk management contracts	7,553	-	-	-	7,553
Bank loan and interest	114	14,600	-	-	14,714
Convertible debentures and interest	52,897	529,120	322,417	-	904,434
7 7/8% senior notes and interest	34,189	68,379	68,379	557,131	728,078
Total	$436,759	$612,099	$390,796	$557,131	$1,996,785

(iii.)	Market Risks and Sensitivity Analysis

Harvest is exposed to three types of market risks: interest rate risk, currency exchange rate risk and commodity price risk. Harvest has performed sensitivity analysis on the three types of market risks identified, assuming that the volatility of the risks over the next year will be similar to that experienced in the past year. Harvest has determined that a reasonably possible price or rate variance over the next reporting period for a given risk variable can be estimated by calculating two standard deviations for each three month period in the last year for the relevant daily price/rate settings and using an average of the standard deviation as a reasonable estimate of the expected variance. This variance is then applied to the relevant period end rate or price to determine a reasonable percentage increase and decrease in the risk variable which can then be applied to the outstanding risk exposure at period end. Using twelve months of data, Harvest factors in the seasonality of the business and the price volatility therein.

Interest Rate Risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on the Company’s secured debt to EBITDA ratio. Harvest’s convertible debentures and 6 7/8% senior notes have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

For the year ended December 31, 2010, interest charges on bank loans aggregated to $5.7 million reflecting an effective interest rate of 3.7% .

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2010 increased or decreased by 40 basis points (0.4%) with all other variables held constant, after-tax net income for the year would decrease by $0.9 million or increase by $0.3 million respectively as a result of change in interest expense on variable rate borrowing.

CONSOLIDATED FINANCIAL STATEMENTS

Currency Exchange Rate Risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues as well as Canadian dollar revenues that are based on a U.S. dollar commodity price. In addition, Harvest’s 6 7/8% senior notes are denominated in U.S. dollars (U.S.$500 million) and interest on these notes is payable semi-annually in U.S. dollars and accordingly the principal and any interest payable at the balance sheet date are also subject to currency exchange rate risk. Harvest is also exposed to currency exchange rate risk on its net investment in its downstream operations which is a self sustaining subsidiary that has a U.S. dollar functional currency. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

At December 31, 2010, if the U.S. dollar strengthened or weakened by 8% relative to the Canadian dollar, the impact on net income and other comprehensive income due to the translation of monetary financial instruments would be as follows:

		Impact on Other
	Impact on Net Income	Comprehensive income
U.S. Dollar Exchange Rate - 8% increase	$39,418	$(3,384)
U.S. Dollar Exchange Rate - 8% decrease	$(39,418)	$3,384

Harvest’s downstream operations operates with a U.S. dollar functional currency which gives rise to currency exchange rate risk on the Company’s Canadian dollar denominated monetary assets and liabilities, such as Canadian dollar bank accounts and accounts receivable and payable, as follows:

Impact on Net Income
Canadian Dollar Exchange Rate - 8% increase	$(4,864)
Canadian Dollar Exchange Rate - 8% decrease	$4,864

Commodity Price Risk

Harvest is exposed to electricity and crude oil price movements as part of its normal business operations. The Company uses price risk management contracts to hedge a portion of the Company’s future cash flows and net income against unfavorable movements in commodity prices. These contracts are recorded on the balance sheet at their fair value as of the reporting date. Changes from the prior period’s fair value for electricity contracts are reported in net income. The effective portion of the changes from the prior period’s fair value for crude oil contracts are reported in other comprehensive income. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of power and oil. Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2010, net income would be impacted as follows:

		Impact on Other
	Impact on Net Income	Comprehensive Income
Forward price of electricity – 75% increase	$9,993	$-
Forward price of electricity – 75% decrease	$(6,755)	$-
Forward price of crude oil – 10% increase	$(2,844)	$(25,058)
Forward price of crude oil – 10% decrease	$1,336	$11,490

CONSOLIDATED FINANCIAL STATEMENTS

17.	Segment Information

Harvest operates in Canada with two reportable operating segments, upstream and downstream. Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of the refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

	Year Ended December 31, 2010
	Downstream(1)	Upstream(1)	Total
Revenue(2)	$2,949,930	$1,007,005	$3,956,935
Royalties	-	(154,757)	(154,757)
Less:
Purchased products for resale and processing	2,733,019	-	2,733,019
Operating	220,823	265,593	486,416
Transportation and marketing	6,366	9,394	15,760
General and administrative	1,764	44,974	46,738
Depletion, depreciation, amortization and accretion	83,091	448,091	531,182
	$(95,133)	$84,196	$(10,937)

Realized losses on risk management contracts			(1,808)
Unrealized gain on risk management contracts			2,358
Interest and other financing charges on short term debt, net			(2,103)
Interest and other financing charges on long term debt			(76,020)
Currency exchange gain			3,840
Large corporations tax recovery and other taxes			212
Future income tax reduction			39,897
Net loss			$(44,561)

Capital Expenditures
Development and other activities	$71,234	$404,015	$475,249
Business acquisitions	-	23,400	23,400
Property acquisitions, net of dispositions	-	152,861	152,861
Total expenditures	$71,234	$580,276	$651,510

(1)	Accounting policies for segments are the same as those described in Note 2 above.
(2)

Of the total downstream revenue, two customers represent sales of $2 billion and $145 million for the year ended December 31, 2010. No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(3)	There is no intersegment activity.

CONSOLIDATED FINANCIAL STATEMENTS

		2010			2009
	Downstream(1)	Upstream(1)	Total	Downstream(1)	Upstream(1)	Total
Total Assets(2)	$1,215,352	$4,151,875	$5,367,227	$1,273,881	$3,504,924	$4,778,805

Property, plant and equipment
Cost	$1,079,478	$3,955,539	$5,035,017	$1,113,742	$2,976,911	$4,090,653
Less: Accumulated depletion, depreciation, and amortization	(78,501)	(435,239)	(513,740)	-	-	-
Net book value	$1,000,977	$3,520,300	$4,521,277	$1,113,742	$2,976,911	$4,090,653

Goodwill
Beginning of period	$-	$404,943	$404,943	$-	$404,943	$404,943
Addition (reduction) to goodwill	-	-	-	-	-	-
Impairment of goodwill	-	-	-	-	-	-
End of period	$-	$404,943	$404,943	$-	$404,943	$404,943

(1)	Accounting policies for segments are the same as those described in Note 2 above.
(2)	Total assets on a consolidated basis include $1 million relating to the fair value of risk management contracts and $1.6 million relating to future income tax.

18.	Commitments and Contingencies

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at December 31, 2010:

(a)

The downstream operations have a supply and offtake agreement with Vitol for a primary term to October 31, 2011 after which the agreement will revert to an evergreen arrangement. This agreement continues to provide that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol and that Vitol will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. At December 31, 2010, the downstream operations had commitments totaling approximately $775 million in respect of future crude oil feedstock purchases and related transportation from Vitol.

(b)

North Atlantic Refinery Ltd. (“North Atlantic”), a wholly-owned subsidiary of Harvest, has an agreement with Newsul Enterprises Inc. whereby North Atlantic has committed to provide Newsul with its inventory and production of sulphur to 2018.

(c)

North Atlantic has been named as a defendant in one of more than 100 methyl tertiary butyl ether U.S. product liability litigation cases that have been consolidated for pre-trial purposes. The plaintiffs seek relief for alleged contamination of ground water from the various defendants' use of the gasoline additives. Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated lawsuits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over the Company in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs' claims. Accordingly, the evaluation of the risk of liability to the Company is not determinable at this time and no amounts are accrued in the consolidated financial statements in respect of this matter. The Company is indemnified by Vitol Group B.V. in respect of this contingent liability.

CONSOLIDATED FINANCIAL STATEMENTS

(d)

On January 7, 2010 the downstream operations experienced a fire at the refinery in the conversion section of the operating units. As a result, the refinery was shut-down for assessment and repairs for approximately ten weeks. Harvest has submitted an insurance claim relating to the business interruption loss. If successful, the estimated net proceeds of the claim will be approximately $15 million.

(e)

In August 2010 Harvest entered into two contracts in relation to the engineering, procurement and construction of the production and processing facilities required for its BlackGold oil sands project. An engineering and procurement contract was signed with GS Engineering & Construction Corp. (“GSE”) a Korean construction firm, for certain engineering, procurement, fabrication and transportation services. A separate construction and commissioning contract was signed with GSE&C Construction Canada Ltd. (“GSC”), a Canadian incorporated subsidiary of GSE, in respect of work to be performed in Canada. The contracted cost is $311 million. Together, GSE and GSC will perform all works and services, including commissioning and start-up of the facilities, in order to hand them over to Harvest on a turn-key basis. GSC will provide operational support for a limited duration after hand-over. Completion of the facilities for the purpose of such hand-over is scheduled to take place in the fourth quarter of 2012. Harvest provided a cash deposit of $31.1 million to GSC of which $30.6 million remained at December 31, 2010 to be applied to future payments. The remaining balance of the contract is included in the contractual obligation and commitment table below.

The following is a summary of Harvest’s contractual obligations and commitments as at December 31, 2010:

Payments Due by Period
	2011	2012	2013	2014	2015	Thereafter	Total
Debt repayments	$-	$106,796	$344,548	$60,050	$236,579	$497,300	$1,245,273
Debt interest payments(1)	87,200	86,395	74,359	52,637	41,530	59,831	401,952
Capital commitments(2)	694,651	111,542	-	-	-	-	806,193
Operating leases(3)	7,514	7,061	6,294	6,152	1,450	280	28,751
Employee benefits(4)	5,318	3,763	3,827	3,892	3,958	4,025	24,783
Transportation agreements(5)	3,253	916	90	-	-	-	4,259
Feedstock and other purchase commitments(6)	900,131	-	-	-	-	-	900,131
Contractual obligations	$1,698,067	$316,473	$429,118	$122,731	$283,517	$561,436	$3,411,342

(1)	Interest determined on bank loan balance and rate effective at year end and by using the year end U.S. dollar exchange rate for the senior notes.
(2)	Relating to drilling contracts, AFE commitments, equipment rental contract, environmental capital projects, BlackGold oil sands project and Hunt Oil acquisition [see Note 19].
(3)	Relating to building and automobile leases.
(4)	Relating to expected contributions for employee benefit plans [see Note 15] and long term incentive plan.
(5)	Relating to oil and natural gas pipeline transportation agreements.
(6)	Relating to crude oil feedstock purchases and related transportation costs [see Note 18(a) above].

19.           Subsequent Event

On December 14, 2010 Harvest signed an agreement to purchase the assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for an initial purchase price of $525 million. The transaction is expected to close on February 28, 2011. Upon signing the agreement Harvest provided a $40 million deposit which is held in trust. The agreement contains a mechanism that allows for a subsequent $25 million payment to Hunt in the event that Canadian natural gas prices exceed certain pre-determined levels over the next 2 years. The Hunt assets include working interests in a third-party operated gas plant that is currently experiencing an outage, which results in reduced production in certain oil and gas properties. Hunt has agreed to reimburse Harvest for costs associated with restoring production as well as the lost production between October 1, 2010 and the earlier of (i) the date when production is resumed, and (ii) October 31, 2011. Subsequent to December 31, 2010, KNOC has provided $505 million of equity to fund the acquisition.